Brandee L. Fernandez
(858) 550-6149
blfernandez@cooley.com
October 14, 2010
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Ms. Melissa Campbell Duru
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	Cypress Bioscience, Inc. Amendment 1 to Schedule 14D-9 Filed October 4, 2010 File No.: 5-35589
Dear Ms. Campbell Duru:
     On behalf of our client, Cypress Bioscience, Inc. (the “Company”), we are transmitting to you this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated October 8, 2010, with respect to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9, File No. 5-35589 (as amended, the “Schedule 14D-9”), filed with the Commission on October 4, 2010.
     The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Schedule 14D-9 that have been revised by Amendment No. 1 and 2 to the Schedule 14D-9 (collectively, the “Amendments”).
Schedule 14D-9
Background to the Offer
     1. We refer to prior comment 4 and your response thereto. The supplemental materials you provided in support of the assertions show that management is relying on its financial projections, inclusive of various material assumptions that underlie such projections. In order to provide shareholders with the appropriate context for the assertions you make, please revise to disclose that the basis for such statements is management’s projections and further acknowledge the inherent subjectivity of such projections.
     Response: The Company has revised disclosure on page 9 to address the fact that the financial analyses considered by the board of directors include discounted cash flow analyses
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that are based, in part, on financial projections. The Company has further disclosed that the financial projections are based on numerous assumptions that are subject to risks and uncertainties and that the actual outcome is difficult to predict and the projections may not be accurate. The Company, however, respectfully does not believe that financial projections are inherently subjective.
     2. We note disclosure on page 12 which references the “significant discount to the liquidation value” that shareholders would receive if they accept the offer price. While you have provided supplemental materials supporting the claim that the offer price is below the liquidation value, the range of possible liquidation values presented on page 8 of Exhibit A does not appear to support the assertion that the offer price is significantly below the liquidation value in all scenarios. Accordingly, consistent with prior comment 5 and given that you do not disclose a liquidation value or range of values, please revise your disclosure to eliminate the reference to the “significant” discount to the liquidation value or advise.
     Response: The Company has revised the disclosure on page 12 of the Schedule 14D-9 in response to the Staff’s comment. The Company respectfully notes, however, that, while it is eliminating the reference to the “significant” discount to the liquidation value, the Staff’s comment is based on the most conservative liquidation value presented, which the Company does not believe is the most likely outcome.
     3. We note the response to prior comment 6 and the revised disclosure. Statements made on page 9 and 10 appear to directly compare the offer price to the value of existing business and prospects, which must, by definition, involve consideration of the value of the business’ assets. Accordingly, we partially reissue the comment. Please revise to state that notwithstanding the Board’s opinion, there is no assurance that the offer price is less than the value of the existing business and prospects.
     Response: The Company has revised the disclosure on page 10 of the Schedule 14D-9 in response to the Staff’s comment.
Closing Comments
     In response to the Staff’s request, the Company acknowledges: (i) that it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and (iii) that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     Please do not hesitate to call me at (858) 550-6149 or Barbara L. Borden at (858) 550-6064 if you have any questions or would like any additional information regarding this matter.
Sincerely,
/s/ Brandee L. Fernandez
Brandee L. Fernandez

cc:	Alison S. Ressler, Esq. (Sullivan & Cromwell LLP)
Frederick T. Muto, Esq. (Cooley LLP)
Barbara L. Borden, Esq. (Cooley LLP)
David A. Lipkin, Esq. (Cooley LLP)
Jay D. Kranzler, MD, PhD (Cypress Bioscience, Inc.)
4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM